Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-37210) on Form S-8 of Old Republic International Corporation of our report dated June 28, 2022, with respect to the statements of net assets available for benefits of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related supplemental schedule as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan.

/s/ Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
June 28, 2022